FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07026566

August 30, 2007

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

SUPPL

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

9/18

45825963.1

FJH Corporate News

FJH enjoys a successful first half-year 2007

- **Turnover: First half-year 2007 30.0 million Euro (+7.2%)**
- **EBIT: First half-year 2007 +2.5 million Euro (1st HY 2006: minus 0.6 million Euro)**
- **First half-year turnover from licences and maintenance services: +23%**

Munich, 21 August 2007 – FJH AG (ISIN DE0005130108) has also continued this year's pleasing development in the second quarter.

Overview of the second quarter:

At 15.3 million Euro, consolidated turnover for the quarter just ended was 4% up on the figure for the previous quarter (14.7 million Euro) and slightly above previous year with headcounts being reduced by 10%. Therefore, annualised turnover per employee raised by 12% to 131 thousand Euro from 117 thousand Euro in the previous year. At 1.1 million Euro (preceding year: -0.1 million Euro), the operating result before interest and taxes (EBIT) was again clearly in the black. With a post-tax result of 0.8 million Euro (preceding year: -0.1 million Euro), earnings per share amounted to 0.04 Euro (2006: 0.00 Euro). The cash flow from operating activities for the quarter just ended was slightly negative with -0.2 million Euro due to billed trade receivables, which rose 1.4 million Euro compared with 31 March 2007. Cash and cash equivalents amounted to 16.9 million Euro at the end of June 2007.

Overview of the first half-year:

During the first half-year turnover rose 7.2% on the preceding year, from 28.0 million Euro to 30.0 million Euro. It is pleasing to report that the proportion of turnover accounted for by licences and maintenance services grew even more significantly, from 5.0 million Euro to 6.1 million Euro (+23%). EBIT stood at 2.5 million Euro (preceding year: -0.6 million Euro); measured against turnover, this equates to an EBIT margin of 8.2% and confirms the expected profitability. The result after taxes rose to 1.9 million Euro compared with -0.7 million Euro in the preceding year. This produced earnings per share of 0.08 Euro (preceding year: -0.04 Euro).

With an equity ratio of 45%, a net cash position of 10.9 million Euro and cash and cash equivalents of 16.9 million Euro, the Group demonstrated a sound financial position at the end of the half-year. The free cash flow was -1.1 million Euro (same period in the preceding year: -8.9 million Euro, of which 5.1 million Euro was attributable to the purchase of PYLON AG); this was in particular caused by the 2.7 million Euro rise in billed receivables compared

to 31 December 2006. The number of employees as at 30 June fell by 10% on the preceding year, from 518 to 467.

Development of Business:

At the end of June 2007, the secured turnover base for the current fiscal year amounted to over 55 million Euro; this parameter is calculated by adding together realised turnover, existing orders and canvassing projects weighted with an 80% likelihood of materialising. As well as gaining the strategically important new customer Provinzial Rheinland Lebensversicherung AG for our core product FJA Life Factory ®, we also continued our pleasing progress since the start of the year by securing new projects for the field of migration and also in the USA, where especially US health insurance companies opted for our products.

Outlook:

For the year as a whole, the Executive Board is continuing to forecast turnover of between 58 and 62 million Euro and an EBIT margin of between 8 and 10% of turnover. The free cash flow over the year as a whole should also be in positive figures. From 2008 the Executive Board expects higher rates of growth in turnover and a further rise in the EBIT margin. The expiry of one sale & lease-back agreement in the first quarter of 2008 will in itself already reduce our cost basis from the coming fiscal year.

About FJH:

FJH AG is a leading consultancy and software company for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 26 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstraße 65, 80687 München, Germany
Tel. 00 49 (0)89 769 01 7002, Fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com

END